SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                            ELMER'S RESTAURANTS, INC.
     (NAME OF SUBJECT COMPANY (ISSUER) AND NAME OF FILING PERSON (OFFEROR))

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    289393100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 BRUCE N. DAVIS
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            ELMER'S RESTAURANTS, INC.
                             11802 S.E. STARK STREET
                             PORTLAND, OREGON 97216
                                 (503) 252-1485
                 (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                          BEHALF OF FILING PERSONS)

                                    COPY TO:
                              JOEL S. KAPLAN, ESQ.
                            JAMES N. MCDERMOTT, ESQ.
                                 BALL JANIK LLP
                         101 SW MAIN STREET, SUITE 1100
                             PORTLAND, OREGON 97204
                                 (503) 228-2525

                            CALCULATION OF FILING FEE

                  TRANSACTION                          AMOUNT OF
                   VALUATION                           FILING FEE
--------------------------------------------------------------------------------

                  $1,313,006(1)                        $262.60

--------------------------------------------------------------------------------



(1) Calculated solely for purposes of estimating the filing fee. This amount is based upon the purchase of 204,200 shares of common stock at the tender offer price of $6.43 per share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


      Amount Previously Paid: $262.60

      Form or Registration No.: 005-38277

      Filing Party: Elmer's Restaurants, Inc.

      Date Filed  December 10, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|  third-party tender offer subject to Rule 14d-1.


      |X|  issuer tender offer subject to Rule 13e-4.


      |_|  going-private transaction subject to Rule 13e-3.


      |_|  amendment to Schedule 13D under Rule 13d-2.


     Check the following box if the filing is a final amendment reporting the results of the tender offer:|X|


 This Amendment No. 3 to the Tender Offer Statement on Schedule TO relates to the tender offer by Elmer's Restaurants, Inc., an Oregon corporation ("Elmer's" or the "Company) to purchase up to 204,200 shares of its common stock, no par value per share, at a price of $6.43 per share, net to the seller in cash, without interest. Elmer's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase for cash dated December 10, 2003 (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (the "LETTER OF TRANSMITTAL"), which together, as amended or supplemented from time to time, constitute the offer.

This Amendment No. 3 to the Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements under the Securities and Exchange Act of 1934, as amended.

On January 16, 2004, Elmer's issued a press release announcing the final results of the Offer to Purchase, which expired on January 15, 2004. The press release is included herein as Exhibit (a)(5)(B)

ITEM 12. EXHIBITS.

(a)(1)(A)   Offer to Purchase dated December 10, 2003.

(a)(1)(B) Letter of Transmittal, including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(C)   Notice of Guaranteed Delivery.*

(a)(1)(D)   Letter to Elmer's Shareholders dated December 10, 2003.*

(a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 10, 2003.*

(a)(1)(F) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated December 10, 2003.*

(a)(2)(4)   Not applicable.

(a)(5)(A)   Press release issued by Elmer's on November 20, 2003.*

(a)(5)(B) Press release issued by Elmer's on January 16, 2004, announcing the final results of the Offer to Purchase.

(d)         Not applicable.

(g)         Not applicable.

(h)         Not applicable.

*   Previously Filed

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            ELMER'S RESTAURANTS, INC.

Date:    January 16, 2004                   By:  /s/    Bruce N. Davis
                                                 -----------------------
                                                 Name   Bruce N. Davis
                                                 Title: Chief Executive Officer

FOR IMMEDIATE RELEASE:                                         EXHIBIT (a)(5)(B)

PRESS RELEASE


For Release                                                      Contact:
                                                                 --------
January 16, 2004                                                 Kristi Dunlap
1:00 p.m. PST                                                    (503) 252-1485


                    ELMER'S RESTAURANTS, INC. ANNOUNCES FINAL
                          RESULTS OF SELF TENDER OFFER
                           ---------------------------

Portland, Oregon -- Elmer's Restaurants, Inc. (NASDAQ Small-Cap: ELMS) announced today the final results of its self tender offer, which expired at 5:00 p.m. Pacific Standard Time, on January 14, 2004. The Company commenced the tender offer on December 10, 2003 to purchase 204,200 shares of its common stock at a purchase price of $6.43 per share.

Based on the final count by the depository for the tender offer (OTR, Inc.), 568,564 shares of common stock were properly tendered and not withdrawn. The Company accepted for purchase 204,205, representing approximately 10% of outstanding shares, at a purchase price of $6.43 per share in accordance with the terms of the offer. The Company purchased 36% of the shares tendered. The aggregate price of the shares purchased by the Company through the tender offer, including fees and expenses associated with the tender offer, is approximately $1,330,000

As a result of the completion of the tender offer, the Company has approximately
1.8 million shares of common stock outstanding.

Any questions regarding the tender offer may be directed to OTR, Inc. at (503) 225-0375 or Kristi Dunlap at (503) 252-1485.

The Company owns and operates 11 Elmer's restaurants and franchises 20 Elmer's restaurants in Washington, Oregon, California, Idaho and Montana. The Company also owns and operates five Mitzel's American Kitchen restaurants in the Puget Sound area of Washington state, and 13 delicatessen-style restaurants in Oregon.



11802 S.E. Stark Street
PO Box 16938
Portland, OR 97292-0938
Ph: (503) 252-1485 Fax: (503) 252-6706